Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen California Premium Income Municipal Fund
33-62854
811-07720

A special meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new
Investment Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment management agreement
 <c>Common and MuniPreferred shares voting together as a class
   For
                3,046,374
   Against
                   114,139
   Abstain
                   179,731
   Broker Non-Votes
                1,015,621
      Total
                4,355,865


Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950134-07-018707.